Exhibit 99.2

XORTX THERAPEUTICS INC.

Management Discussion and Analysis

For the six months ended June 30, 2026

This management discussion and analysis of financial position and results of operations (“MD&A”) is prepared as at August 13, 2026 and should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2026 and 2025 of XORTX Therapeutics Inc. (the “Company” or “XORTX”), together with the audited financial statements of the Company for the years ended December 31, 2025 and 2024, as well as the accompanying MD&A for the period then ended (the “Annual MD&A”).

The referenced unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), including International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the IFRS Interpretations Committee (“IFRIC”). All dollar amounts included therein and in the following MD&A are expressed in United States dollars except where noted.

The Company’s critical accounting estimates, significant accounting policies, and risk factors as disclosed in the Annual MD&A have remained substantially unchanged and are still applicable to the Company unless otherwise indicated.

In this discussion, unless the context requires otherwise, references to “we” or “our” are references to XORTX Therapeutics Inc.

CORPORATE INFORMATION

XORTX was incorporated under the laws of Alberta, Canada on August 24, 2012, under the name ReVasCor Inc. and continued under the Canada Business Corporations Act on February 27, 2013, under the name of XORTX Pharma Corp. Upon completion of a reverse take-over transaction on January 10, 2018, with APAC Resources Inc., a company incorporated under the laws of British Columbia, the Company changed its name to “XORTX Therapeutics Inc.” and XORTX Pharma Corp. became a wholly-owned subsidiary. The Company’s operations and mailing address is 3710 – 33rd Street NW, Calgary, Alberta, Canada T2L 2M1 and its registered address is located at 250 Howe Street, 20th Floor, Vancouver, British Columbia, V6C 3R8. The Company’s shares trade on the TSX Venture Exchange (“TSXV”) and on the Nasdaq Stock Exchange (“Nasdaq”) under the symbol “XRTX”, and on the Börse Frankfurt under the symbol “ANU”.

FORWARD LOOKING STATEMENTS

This MD&A contains certain statements, other than statements of historical fact that are forward-looking statements, which reflect the current view of the Company with respect to future events including corporate developments, financial performance and general economic conditions which may affect the Company.

All statements other than statements of historical fact contained in this MD&A, including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward- looking statements include, among other things, statements about:

•	our ability to obtain additional financing;
•	the accuracy of our estimates regarding expenses, costs associated with clinical trials, regulatory and commercial activities, future revenues and capital requirements;

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•	the success and timing of our preclinical studies and clinical trials;
•	our ability to obtain and maintain regulatory approval of “XORLOTM”, XORTX’s proprietary formulation of oxypurinol for use in the Company’s XRx-026 program to treat gout, and alternative proprietary formulations of oxypurinol for its XRx-008 program to treat ADPKD, and any other product candidates we may develop, and the labeling under any approval we may obtain;
•	regulatory approvals and other regulatory developments in the United States and other countries;
•	the performance of third-party manufacturers and contract research organizations;
•	our plans to develop and commercialize our product candidates;
•	our plans to advance research in other kidney disease applications;
•	our ability to obtain and maintain intellectual property protection for our product candidates;
•	the successful development of our sales and marketing capabilities;
•	the potential markets for our product candidates and our ability to serve those markets;
•	the rate and degree of market acceptance of any future products;
•	the success of competing drugs that are or become available; and
•	the loss of key scientific or management personnel.

XORTX relies on certain key expectations and assumptions in making the forecasts, projections, predictions or estimations set out in forward-looking information. These factors and assumptions are based on information available at the time that the forward-looking information is provided. These include, but are not limited to, expectations and assumptions concerning:

•	the availability of capital on acceptable terms to fund planned expenditures;
•	prevailing regulatory, tax and environmental laws and regulations; and
•	the ability to secure necessary personnel, equipment and services.

Undue reliance should not be placed on forward-looking information because a number of risks and factors may cause actual results to differ materially from those set out in such forward-looking information. These include:

•	the availability of capital on acceptable terms;
•	incorrect assessments of the value of acquisitions, licenses and development programs;
•	technical, manufacturing and processing problems;
•	actions by governmental authorities, including increases in taxes and tariffs;
•	fluctuations in foreign exchange, currency, or interest rates and stock market volatility;
•	failure to realize the anticipated benefits from licenses or acquisitions;
•	the other factors specifically identified as risk factors in this MD&A; and
•	potential labour unrest.

Readers are cautioned that the foregoing list of factors should not be construed as exhaustive. Further information relating to risks is included in this MD&A under Risks Related to the Business.

Except as may be required by applicable law or stock exchange regulation, XORTX undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Accordingly, readers should not place undue reliance on forward-looking statements. If XORTX does update one or more forward-looking statements, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements. Additional information relating to the Company is available by accessing the SEDAR+ website at www.sedarplus.ca.

BUSINESS OVERVIEW

XORTX Therapeutics is a late clinical-stage biotechnology company focused on identifying, developing and potentially commercializing therapies to treat diseases modulated by aberrant purine and uric acid metabolism in indications such as gout, autosomal dominant polycystic kidney disease (“ADPKD”) an orphan (rare) disease and larger, more prevalent type 2 diabetic nephropathy (“T2DN”) as well as acute kidney injury (“AKI”) associated with respiratory virus infection. In addition, XORTX has expanded interest to include anti-fibrotic medicine in kidney disease.

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Our focus is on developing unique therapeutic products to:

1/ treat gout patients, specifically those that have shown an intolerance to treatment with allopurinol;

2/ slow or reverse the progression of chronic kidney disease in patients at risk of end stage kidney failure;

3/ address the immediate need of individuals facing AKI associated with respiratory virus infection;

4/ treat and slow the deposition of fibrosis in the kidney in the setting of progressive kidney disease; and

5/ identify other opportunities where our existing and new intellectual property can be leveraged to address health issues.

We believe that our technology is underpinned by well-established research and insights into the underlying biology of aberrant purine metabolism, chronically high serum uric acid and its health consequences. Our aim is to advance a novel proprietary formulation of oxypurinol, a uric acid lowering agent that works by effectively inhibiting xanthine oxidase. We are developing product candidates that include new or existing drugs that can be adapted to address disease indications where aberrant purine metabolism and/or elevated uric acid is a common denominator, including gout, polycystic kidney disease, pre-diabetes, insulin resistance, metabolic syndrome, diabetes, diabetic nephropathy, and infection. We are focused on building a pipeline of assets to address the unmet medical needs of patients with a variety of serious or life-threatening diseases using our innovative formulation of oxypurinol, and in combination with uric acid lowering agents - a pipeline-in-a-product strategy supported by our intellectual property, established exclusive manufacturing agreements, and proposed clinical trials with experienced clinicians. Our pipeline includes additional new chemical entities with beneficial pharmacologic properties able to decrease inflammatory status specifically as accompanied by kidney disease progression and harmful accumulation of kidney fibrosis.

Our four current unique product development programs are:

•	XRx-026, a program for the treatment of gout;
•	XRx-008, a program for the treatment of ADPKD;
•	XRx-101, a program to treat AKI associated with respiratory virus infection and associated health consequences;
•	XRx-225, a program for the treatment of T2DN; and
•	VB4-P5, a program currently at the pre-IND (Investigational New Drug) stage of development targeting forms of kidney disease associated with fibrosis of the kidney

At XORTX, we aim to develop medications to improve the quality-of-life of patients with life threatening diseases. We develop medications that focus on modulating aberrant purine and uric acid metabolism, including lowering chronically increased elevated uric acid as a therapy, as well as anti-fibrotic medicines to treat progressive kidney disease.

Our Proprietary Therapeutic Platforms

Our expertise and understanding of the pathological effects of aberrant purine metabolism combined with our understanding of uric acid lowering agent structure and function, has enabled the development of our proprietary therapeutic platforms. That knowledge extends to understanding the pathogenic role of fibrosis in kidney disease. These are a complementary suite of therapeutic formulations designed to provide unique solutions for acute and chronic disease. We believe our therapeutic platforms can be used alone, or in combination, with synergistic activity for a tailored approach to a variety of disease entities that can address disease in multiple body systems through management of chronic or acute hyperuricemia, immune modulation, and metabolic disease. We continue to leverage these therapeutic platforms to expand our pipeline of novel and next generation drug-based product candidates that we believe could represent significant improvements to the standard of care in multiple acute and chronic cardiovascular and renal diseases.

We believe our in-house drug design and formulation capabilities confer a competitive advantage to our therapeutic platforms. Some of these key advantages are:

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Highly Modular and Customizable

We believe our platforms can be combined in multiple ways and we believe this synergy can be applied to address acute, intermittent or chronic disease progression. For example, our XRx-026 and XRx-008 programs are designed for longer term stable chronic oral dosing of XOI, decreasing production of uric acid. We believe that our formulation technology allows us to manage the unique challenges of cardiovascular and renal disease by modulating purine metabolism and its negative health consequences on the body. Our XRx-101 program for AKI associated with respiratory virus infection is designed to produce rapid suppression of hyperuricemia then maintain purine metabolism at a low level during viral infection and target management of acute organ injury. Our XRx-008 program is designed for longer term stable chronic oral dosing of xanthine oxidase inhibitors. VB4-P5, a program currently at the pre-IND (Investigational New Drug) stage of development targeting forms of kidney disease accompanied by fibrosis of the kidney.

We believe the capabilities of our formulation technology allow us to manage the unique challenges of cardiovascular and renal disease by modulating, purine metabolism, inflammatory and oxidative state.

Fit-for-purpose

Our platforms can be utilized to engineer new chemical entities and formulations of those agents that have enhanced properties. For example, our XRx-225 product candidate program represents a potential new class of xanthine oxidase inhibitor(s) with a design that enhances their anti-inﬂammatory activity. The capability of tailoring the potential therapeutic benefit of this class of new agents permits us to identify targets and diseases that may respond to treatment. Additionally, the recent agreement to acquire the VB4-P5 molecule will permit the development of a novel new chemical entity, that potently decreases the rate of fibrosis, for the unmet medical need in kidney disease. Through rational design, we can further optimize proprietary formulations to maximize their clinical potential and importantly their therapeutic effects, while minimizing their side effect profile.

Readily Scalable and Transferable

We believe our in-house small molecule and formulations design expertise are intended to create a steady succession of drug product candidates that are scalable, efficient to manufacture and produce large scale, high purity active pharmaceutical drug product. We believe this will provide a competitive advantage, new intellectual property and the opportunity to provide first-in-class products that target unmet medical needs and meaningful improvements to quality of life.

Our team’s expertise with the development of uric acid lowering agents, specifically regarding the development and use of xanthine oxidase inhibitors, has enabled the development of our therapeutic product candidates to treat the symptoms of, and potentially reduce gout attacks, delay the progression of ADPKD, AKI due to respiratory virus infection, and T2DN. Our anti-fibrotic program may potentially slow mid – to – late stage kidney disease progression by decreasing inflammatory and fibrotic injury to the kidney.

There is no guarantee that the FDA will approve our proposed uric acid lowering agent(s) and product candidates for the treatment of gout, kidney disease or the health consequences of diabetes.

Product Candidate Pipeline

Our product candidates include XRx-026, XRx-008, XRx-101, VB4-P5 and XRx-225. Our lead program, XRx-026 is designed to treat gout. This program has recently been elevated in status as it represents a near-term opportunity for marketing approval and revenue generation.

Under the IND planned for submission, additional data will be provided to the FDA including support for the 505(b)(2) development pathway, and a proposed two-part bridging clinical study will be conducted with the first part characterizing the pharmacokinetics of XORTX’s commercial form of oxypurinol tablet and the second part evaluating the therapeutic equivalence between allopurinol in gout patients and XORTX’s commercial form of oxypurinol. Additionally, manufacture of a GMP commercial drug supply to address the US gout market is required.

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The Company’s second program, XRx-008, has reported results for the XRX-OXY-101 Bridging Pharmacokinetic Study of XORLOTM (the “XRX-OXY-101 PK Clinical Trial”) in advance of initiating Phase 3 registration clinical trial testing, the last stage of clinical development before application for FDA approval. In a May 2023 Type D meeting, FDA stated that it was open to considering accelerated approval based on the effects on eGFR at one year as a reasonably likely surrogate endpoint with eGFR at two years as the confirmatory endpoint. Our reported pharmacokinetic bridging study XRX-OXY-101 is intended to support both the XRx-008 and XRx-101 programs. Future late-stage clinical studies targeting attenuation or reversal of AKI in hospitalized individuals with respiratory virus infection are planned. XRx-225 is a non- clinical stage program advancing new chemical entities toward the clinical development stage. VB4-P5 is a pre-IND (Investigational New Drug) stage program targeting both rare and prevalent forms of kidney disease associated with renal interstitial fibrosis.

Products

With respect to the Company’s lead and most advanced development program, XRx-026, the FDA has provided responses to the Company’s Type B Meeting Package clarifying the remaining steps needed for submission of an NDA through the Section 505(b)(2) regulatory pathway for the treatment of gout. Under the IND planned for submission, additional data will be provided to the FDA including support for the 505(b)(2) development pathway, and a proposed two-part bridging clinical study will be conducted with the first part characterizing the pharmacokinetics of XORTX’s commercial form of oxypurinol tablet and the second part evaluating the therapeutic equivalence between allopurinol in gout patients and XORTX’s commercial form of oxypurinol. The company intends to use the data generated under the IND to support a future NDA submission. XORTX intends to advance this drug to marketing approval pending favorable study results and its FDA discussions. A commercial drug supply is also required. The Company believes that peak net sales revenue for this product could reach more than $500 million per year.

XRx-008 is XORTX’s late clinical stage program focused on demonstrating the potential of its novel product candidate for ADPKD. XRx-008 is the development name given to XORTX's therapeutics program and associated proprietary oral formulation of oxypurinol, appropriate for use in individuals with progressively decreasing kidney filtering capacity.

XORTX is also developing a drug product combination therapy that includes both intravenous uric acid lowering therapy combined with an oral anti-hyperuricemic xanthine oxidase inhibitor, XRx-101, for use in treating patients with AKI associated with respiratory virus infection and/or associated co-morbidities including sepsis.

XORTX is currently evaluating novel XOI candidates for its XRx-225 program to treat T2DN as well as developing new chemical entities to address other orphan and large market disease patients with unmet medical needs.

XORTX is currently evaluating new assets acquired through its recently closed Vectus transaction. The lead asset, VB4-P5, along with its associated intellectual property, regulatory documentation, and manufacturing data was acquired through this transaction. The program is currently at the pre-IND (Investigational New Drug) stage of development and targets both rare and prevalent forms of kidney disease associated with renal fibrosis.

Patents

XORTX wholly owns composition of matter patents and applications for unique proprietary formulations of xanthine oxidase inhibitors. To date, three patents have been granted: one in the U.S. and two in Europe. XORTX has also submitted two patent applications to cover the use of uric acid lowering agents for the treatment of the health consequences of respiratory virus infection. Recently, XORTX filed a third provisional patent application covering formulations and methods of dosing xanthine oxidase inhibitors in individuals with kidney disease. The recent acquisition of the VB4-P5 programs adds one patent family granted in 30 global jurisdictions.

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The interpretation by XORTX based upon FDA discussions is that the 505(b)(2) pathway and right of reference to the former NDA provide XORTX the ability to rely upon previous Phase 1 and Phase 2 clinical studies and/or conduct its own additional Phase 1 and Phase 2 studies for the XRx-026, XRx-008 and XRx-101 programs. However, we may elect to conduct our own Phase 1 and Phase 2 studies as necessary or required to further support and gain marketing approval in the aforementioned programs. XORTX believes that the XRx-008 program will be eligible for accelerated review.

OUR STRATEGY

The Company’s goal is to apply our interdisciplinary expertise and pipeline-in-a-product strategy to further identify, develop and commercialize novel treatments for rare/orphan and broader indications related to health consequences associated with gout patients, progressive kidney disease and the health consequences of diabetes. To achieve this objective, we intend to pursue the following strategies:

1.	Subject to ongoing discussions with US Food and Drug Administration (the “FDA”), file an Investigational New Drug application (an “IND”), prepare commercial supply of drug substance and drug product, conduct a bridging pharmacokinetics study with commercial supply of tablets and then submit a New Drug Application (a “NDA”) to the FDA, for the XRx-026 product candidate program, which we believe will address an unmet medical need for gout.

2.	Subject to discussions with the FDA, following the successful completion of a Phase 3 clinical registration trial of the XRx-008 product candidate program submit a NDA to the FDA, requesting review under the Accelerated Approval status. We believe the introduction of this class of drug could establish a new standard of care for ADPKD.

3.	Maximize the potential of the XRx-026 and XRx-008 product candidate programs, if approved, through independent commercialization and/or through opportunistic collaborations with third parties.

4.	Leverage our pipeline-in-a-product strategy and experience, developing additional proprietary formulations of xanthine oxidase inhibitor and/or uric acid lowering agents to treat select disease indications, and complement our activities through acquisitions and/or in-licensing opportunities in nephrology and diabetes when opportunities arise.

Our ability to implement our business strategy is subject to numerous risks. These risks include, among others (see “Risks Related to the Business”):

•	we will require substantial additional funding, which may not be available to us on acceptable terms, or at all, and, if not available, may require us to alter, delay, scale back, or cease our product development programs or operations;
•	we have incurred significant losses since inception and anticipate that we will continue to incur losses for the foreseeable future;
•	we have a limited number of product candidates, all of which are still in various stages of development, and we may fail to obtain regulatory approval or experience significant delays in doing so;
•	our product candidates may have undesirable side effects that may delay or prevent marketing approval or, if approved, require them to be taken off the market, require them to include contraindications, warnings and precautions, limitations of use, or otherwise limit their sales;
•	we may be unable to obtain regulatory approval for our product candidates under applicable regulatory requirements, and the denial or delay of any such approval would delay commercialization of our product candidates, if approved, and adversely impact our potential to generate revenue, our business and our results of operations;
•	security breaches, loss of data and other disruptions could compromise sensitive information related to our business or protected health information or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation;
•	our existing strategic partnerships are important to our business, and future strategic partnerships may also be important to us; if we are unable to maintain any of these strategic partnerships, or if these strategic partnerships are not successful, we may not realize the anticipated benefits of our strategic partnerships and our business could be adversely affected;

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•	we rely on third parties to monitor, support, conduct and oversee clinical trials of the product candidates that we are developing and, in some cases, to maintain regulatory files for those product candidates;
•	our commercial success depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties and a third party could allege that the commercialization of one of our products infringes upon their intellectual property in some way;
•	our patents covering one or more of our products or product candidates could be found invalid or unenforceable if challenged;
•	if we are unable to obtain, maintain and enforce patent and trade secret protection for our product candidates and related technology, our business could be materially harmed; and

•	if we are unable to protect the confidentiality of our proprietary information, the value of our technology and products could be adversely affected.

Funding Requirements

The Company has not generated any revenue from product sales to date and does not expect to do so until such time as XORTX obtains regulatory approval for and commercializes one or more of our product candidates. As the Company’s development programs are currently in various stages of development, it will be some time before we expect to achieve commercialization of one or more of our products and it is uncertain that we ever will. We expect that we will continue to increase our operating expenses in connection with clinical and preclinical activities and the development of product candidates in our pipeline. We also expect to continue to seek strategic partnerships and additional collaboration opportunities. Further, we expect to continue our efforts to pursue additional grants and refundable tax credits from the Canadian government in order to further our research and development efforts. Although it is difficult to predict our funding requirements, based upon our current operating plan, the Company anticipates that our existing cash and cash equivalents as of June 30, 2026, combined with the net proceeds of future financings, will enable us to advance the development of the XRx-026 and XRx-008 product candidates. XRx-026 is the Company’s focus near term and will be advanced subject to available funds. The XRx-008, XRx-101, VB4-P5 and XRx-225 programs will be advanced when sufficient additional funding is available. A small portion of the Company’s resources will be allocated to intellectual property development. XORTX may also be eligible to receive certain research, development, and commercial milestone payments in the future. However, because the successful development of our product candidates and the achievement of milestones by our strategic partners are uncertain, we are unable to estimate the actual funds required to complete the research, development, and commercialization of our product candidates.

RECENT DEVELOPMENTS

Corporate Advancements

On October 17, 2025, the Company announced that it had entered into a binding term sheet (the “Term Sheet”) to acquire a Renal Anti-Fibrotic Therapeutic Program from Vectus Biosystems Limited, an Australian Securities Exchange listed company (“Vectus”). The program includes a novel new chemical entity, VB4-P5, along with its associated intellectual property, regulatory documentation, and manufacturing data. The program is currently at the pre-IND stage of development and targets both rare and prevalent forms of kidney disease — areas with substantial unmet medical need. The Term Sheet provides for the Company to acquire from Vectus the intellectual property specifically related to the VB4-P5 compound and the data generated by Vectus from its work on the VB4-P5 small molecule and related assets. The consideration received by Vectus was $3.0 million, paid in common shares and common share equivalents of the Company at a deemed issue price of $0.86 per Security (the “Issue Price”), with the Issue Price subject to adjustment in certain circumstances provided, however, that the Issue Price will not be lower than the Discounted Market Price (as defined in the policies of the TSXV) on the last trading day prior to the announcement of this transaction.

The Term Sheet is subject to finalization of closing documentation, satisfaction of conditions that are typical for a transaction of this type including receipt of all regulatory approvals, and compliance with applicable stock exchange requirements and applicable securities laws. Closing of the acquisition will occur no more than 90 days from the execution of the Term Sheet. If requested by Vectus, the Company will use its reasonable commercial efforts to register the Securities with the Securities and Exchange Commission of the United States. In addition, Vectus will enter into a voluntary lockup agreement that, among other things, restricts sales of the Securities by Vectus for 180 days after the Closing Date. If the Term Sheet is terminated or if closing does not occur, XORTX will be required to issue $50,000 of common shares to Vectus.

On January 13, 2026, the Company entered into an amendment that provides for closing of the Vectus transaction on or before March 31, 2026 to provide additional time for transfer of intellectual property.

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On April 13, 2026, the Company completed the acquisition of the Vectus kidney anti-fibrotic asset. As consideration for the Acquisition, the Company has issued 154,544 common shares (the “Common Shares”) at a deemed issue price of US$3.5432 (CAD$4.9668) and 692,150 pre-funded warrants (the “Pre-Funded Warrants”) at a deemed issue price of US$3.5431 (CAD$4.9667) exercisable at US$0.0001, representing in the aggregate a deemed acquisition price of US$3.0 million and an actual acquisition price of US$1.871 million excluding transaction costs. The Pre-Funded Warrants contain conditions limiting Vectus from exercising same if such exercise would result in Vectus’ Common Share ownership being greater than 9.99% of the issued and outstanding Common Shares of XORTX. The Pre-Funded Warrants expire April 13, 2031.

Financing Activities

On May 15, 2026, the Company initiated the closing of a public offering of 2,659,574 common shares or pre-funded warrants that will generate gross proceeds of US$5 million, before deducting placement agent fees and other offering expenses payable by the Company. The Company intends to use the net proceeds from the offering to fund our ongoing research and development activities, for working capital and general corporate purposes, as well as for investor relations related activities. The closing of the offering remains subject to the final approval of the TSX Venture Exchange. The gross proceeds are currently held in escrow and the offering is expected to close on May 18, 2026. As this offering has not fully closed, the common shares and pre-funded warrants are not included in the outstanding securities information provided herein.

In connection with this offering 183,577 common shares and 2,475,997 pre-funded warrants will be issued. Each pre-funded warrant entitles the holder to acquire one common share at an exercise price of $0.0001 per share. The offering has been issued pursuant to a registration statement on Form F-1 (File No. 333-290512), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on May 13, 2026. The offering has been made only by means of the prospectus forming part of the effective registration statement relating to the offering.

Regulatory Advancements

On April 28, 2025, the Company announced receipt of notification that the patent “Xanthine Oxidase Inhibitor Formulations” will be granted by the European Patent Office. The patent covers compositions and methods of formulating using XORTX’s proprietary formulations of XOI for the treatment of health consequences of chronically high uric acid, gout, renal, cardiovascular and other diseases where aberrant purine metabolism has been implicated in disease progression.

On April 30, 2025, the Company announced that it had received responses from the FDA on its Type B Meeting Package related to the development of XRX-026 for the treatment of gout. The responses clarified the remaining steps for submission of an NDA to gain approval through the Section 505(b)(2) regulatory pathway.

Changes in Officers and Directors

On March 24, 2026, shareholders approved changes to the Company’s Board of Directors at the annual and special meeting, including the election of Messrs. George Scorsis, Richard Grieve and Mika Grasso, who replaced Ms. Krysta Davies Foss and Messrs. Raymond Pratt and Paul Van Damme.

On June 6, 2026, the Company announced the appointment of Mika Grasso as Co-CEO.

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On July 29, 2026, the Company announced the appointment of Depesh Narotam to its board of directors.

On July 31, 2026, the Company announced the resignation of its chairman, Anthony Giovinazzo.

Share Consolidation

On March 24, 2026, the shareholders of the Company approved a consolidation of the common shares on a basis of 1 post-Consolidation common shares for 5 pre-consolidation common shares (the “Consolidation”). The share consolidation was completed on April 6, 2026.

Nasdaq Compliance

On April 17, 2025, the Company announced that it received notification from Nasdaq Listing Qualifications Department that it was not in compliance with the minimum bid price requirement set forth in Nasdaq Rule 5550(a)(2) since the closing bid price for the Company’s common shares listed on Nasdaq was below US$1.00 for 30 consecutive business days. Nasdaq Rule 5550(a)(2) requires the shares to maintain a minimum bid price of US$1.00 per share, and Nasdaq Rule 5810(c)(3)(A) provides that failure to meet such a requirement exists when the bid price of the shares is below US$1.00 for a period of 30 consecutive business days. In accordance with Listing Rule 5810(c)(3)(A), the Company has a period of 180 calendar days from the date of notification to regain compliance with the minimum bid price requirement, during which time the shares will continue to trade on the Nasdaq Capital Market. If at any time before the 180 day period, the bid price of the shares closes at or above US$1.00 per share for a minimum of 10 consecutive business days, Nasdaq has the discretion to provide written notification that the Company has achieved compliance with the minimum bid price requirement and consider such deficiency matters closed. As at the date of this MD&A, the Company has not met the minimum bid price requirement. The Company made an application to Nasdaq to extend the compliance period for a further 180 days to regain compliance. On October 20, 2025, the Company received a notice from Nasdaq granting the Company’s request for a 180-day extension to regain compliance with the minimum bid price requirement. The Company now has until April 13, 2026 to meet the requirement (the “Second Compliance Period”).

If at any time during the Second Compliance Period, the closing bid price of the Company's common shares is at least $1 per share for at least a minimum of 10 consecutive business days, Nasdaq will provide the Company with written notification that the Company has achieved compliance with the Minimum Bid Requirement and will consider deficiency matters closed. If compliance with the Minimum Bid Price Requirement cannot be demonstrated by April 13, 2026, Nasdaq will provide written notification that the Company's common shares will be delisted. At that time, the Company may appeal Nasdaq's determination to a Nasdaq Hearings Panel (the “Panel”). The Company would remain listed pending the Panel’s decision. There can be no assurance that if the Company does appeal a subsequent delisting determination, that such appeal would be successful. Accordingly, there can be no assurance that the Company will be able to regain compliance with the Minimum Bid Price Requirement or maintain its listing on The Nasdaq Capital Market.

On April 6, 2026, the Company completed the share consolidation to regain compliance with Nasdaq’s minimum US$1.00 bid price requirement.

Voluntary Delisting from the TSX Venture Exchange

On June 12, 2026, the Company announced its intention to voluntarily delist its common shares from the TSX Venture Exchange ("TSXV"). The decision followed a review by management and the Board of Directors, who determined that maintaining a dual listing on the TSXV does not justify the associated costs and administrative requirements and presents challenges due to the different regulatory environments. The Company expects the delisting to reduce exchange, legal and administrative costs and simplify its regulatory obligations. Following completion of the delisting, the Company's common shares will continue to trade on the Nasdaq Capital Market under the symbol "XRTX", and the Company will remain a reporting issuer in the applicable Canadian jurisdictions. The effective date of the delisting has not yet been determined.

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FUTURE PLANS AND OUTLOOK

XORTX intends to grow its business by developing four programs: one for the treatment of gout (XRx-026); one for the treatment of ADPKD (XRx-008); one to treat AKI associated with respiratory virus infection and associated health consequences (XRx-101); one for the treatment of T2DN (XRx-225); and a final program targeting both rare and prevalent forms of kidney disease associated with renal fibrosis.

In 2026, XORTX will focus on advancing its proprietary formulation of oxypurinol – XORLOTM – in the XRx-026 program to provide a therapeutic option to patients with allopurinol intolerant gout. It will submit an IND, conduct a pharmacokinetics clinical trial, manufacture a clinical and commercial supply of drug, and in parallel, prepare a US FDA marketing approval application. The Company will also continue to advance a unique proprietary formulation of oxypurinol for the XRx-008 program for ADPKD and for efficacy testing during a Phase 2/3 “registration” clinical trial program – XRX-OXY-201. Discussions with the FDA and initiation of commercialization activities for XORLOTM will be a priority as will advancing research in other kidney disease applications. To achieve these objectives, XORTX’s action plan includes:

1.	To advance the XRx-026 program for the treatment of gout, with a specific focus on allopurinol intolerant gout. Recently, the Company submitted a Type B Meeting Package with the FDA. The FDA responses clarified the key remaining steps for submission of a NDA to gain approval through the Section 505(b)(2) regulatory pathway. Dependent on ongoing communications with the FDA, the Company anticipates submitting an IND, conducting a pharmacokinetics clinical trial, initiating clinical and commercial supply manufacturing of drug product, preparing a NDA for submission in fiscal 2026, entering discussions with potential marketing and selling partners in the US and in other major global markets, and preparing for commercialization in 2027. (Estimated cost - $9 to $18 million.)

2.	Under the XRx-008 program, to initiate the Pivotal Registration clinical trial “XRX-OXY-201”, to support an application for the “Accelerated Approval” of a proprietary formulation of oxypurinol for individuals with ADPKD. The XRX-OXY-201 clinical trial is a Phase 2b/3a, Multi-Centre, Double-Blind, Placebo Controlled, Randomized Withdrawal Design Study to Evaluate the Efficacy and Safety of a Novel Oxypurinol Formulation in Patients with Progressing Stage 3-4 ADPKD and Coexistent Hyperuricemia. The XRX-OXY-201 clinical trial will provide data for future “accelerated approval" NDA submissions to the FDA, and MAA submissions to the EMA. Subject to available financing, the XRX-OXY-201 clinical trial is planned to start in 2027 and enroll individuals with stage 3 or 4 ADPKD and presenting with chronically high serum uric acid levels. The objective of the XRX-OXY-201 clinical trial is to evaluate the ability of oxypurinol to slow the rate of decline of the glomerular filtration rate in ADPKD patients and/or the expansion of total kidney volume over a 12-month treatment period. An estimated 150 patients will be enrolled with 120 patients completing the study. (Estimated cost - $5 million to $30 million.)

3.	Under the XRx-008 program, prepare and communicate with the FDA and EMA regarding a second phase clinical trial named “XRX-OXY-301”, a full registration trial in ADPKD patients. The XRX-OXY-301 clinical trial is a Phase 3, multi-centre, double-blind, placebo controlled, randomized withdrawal design study to evaluate the efficacy and safety of a novel oxypurinol formulation in patients with progressing stage 2-4 ADPKD and coexistent hyperuricemia with progressing stage 2, 3, or 4 kidney disease. The objective of the XRX-OXY-301 clinical trial is to evaluate the safety and effectiveness of oxypurinol for the XRx-008 program over a 24-month treatment period and obtain FDA marketing approval and to characterize its ability to decrease the rate of decline of glomerular filtration rate. An estimated 300 patients will be enrolled. The XRX-OXY-301 clinical trial will not be scheduled or budgeted until XRX-OXY-201 is well underway and may be subject to SPA review by FDA.

4.	Under the VB4-P5 program, preliminary non-clinical studies are in preparation to evaluate the applicability of the new chemical entity in kidney disease. Data results from this program will guide further drug development program steps.

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5.	Ongoing CMC Work. In parallel with the preparation of regulatory communications with the FDA, the production of clinical and commercial supplies of XORLOTM for the XRx-026 program and pharmacokinetics clinical study – XRX-OXY-102 will be initiated. XORTX will focus on scale-up, validation and stability testing of clinical drug product supplies of XORLOTM under a new IND for gout, as well as building, validating and characterizing the stability of future clinical and commercial supplies. All development will be performed according to current GMP methodology. This work will be ongoing throughout 2026 to 2028. (Estimated cost of Clinical and Commercial drug supply - $5 million to $10 million.)

6.	Activities Related to Potential Commercial Launch. In preparation for a possible commercial launch of the XORLOTM product associated with the XRx-026 development program, XORTX will conduct commercialization studies and an in-depth analysis of pricing and reimbursement, as well as evaluate product brand name selection, prepare related filings and conduct other launch preparation activities. In addition, similar work will be conducted for the XRx-008 program. This work will be ongoing throughout 2026 to 2028. (Estimated cost - $2 to $8 million.)

7.	Activities Related to European Registration. XORTX will continue to work with and obtain guidance from the EMA to facilitate the path to potential approval of its XRx-026 and XRx-008 programs in the EU. This work will be ongoing in 2026 through 2028 and will include updating its information dossier to support an orphan drug designation from the EMA. (Estimated cost - $1 to $8 million.)

To achieve the above goals, XORTX will continue to pursue non-dilutive and dilutive funding and expand discussions to partner with major pharma / biotech companies with a global reach. XORTX will also increase financial and healthcare conference participation to further strengthen and expand its investor base.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth unaudited quarterly results prepared by management for the eight previous quarters to June 30, 2026:

(unaudited)	2026 Q2	2026 Q1	2025 Q4	2025 Q3
Research and development	113,932	33,113	54,864	57,011
Consulting, wages and benefits	157,181	195,380	237,301	238,839
Directors’ fees	70,267	46,948	57,359	56,956
Investor relations	1,265,142	94,973	75,683	214,253
Professional fees	(34,200)	312,379	135,710	30,902
General and administrative	64,722	59,350	60,615	61,125
Public company costs	33,155	47,474	31,645	22,592
Travel	-	19	-	17
Amortization of property and equipment	14,680	22,385	22,537	22,888
Amortization of intangible assets	3,638	3,460	6,578	6,497
Impairment of intangible assets	-	-	1,833	-
Share based payments (1)	2,133	7,816	4,124	5,117
Gain on derivative warrant liability	-	(7,000)	(93,000)	(76,000)
Foreign exchange (gain) loss	2,770	(6,190)	(865)	16,473
Interest income	(2,686)	(1,635)	(3,922)	(7,201)
Total loss	(1,690,734)	(808,472)	(590,462)	(649,469)
Loss per share	(0.31)	(0.58)	(0.45)	(0.65)

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(unaudited)	2025 Q2	2025 Q1	2024 Q4	2024 Q3
Research and development	186,751	276,309	7,763	34,741
Consulting, wages and benefits	240,532	283,915	256,569	213,340
Directors’ fees	57,973	43,280	42,467	40,144
Investor relations	155,859	150,043	181,897	236,603
Professional fees	100,882	81,834	26,487	195,527
General and administrative	59,495	59,797	72,006	81,765
Public company costs	43,734	22,364	24,845	30,823
Travel	10,144	10,960	13,581	-
Amortization of property and equipment	20,841	19,464	19,513	19,560
Amortization of intangible assets	6,789	6,521	6,631	6,389
Share based payments (1)	6,945	8,969	9,505	15,857
Gain on derivative warrant liability	(149,000)	(246,000)	(870,349)	(244,000)
Foreign exchange loss (gain)	(10,919)	(362)	57,336	(14,715)
Interest income	(12,326)	(18,421)	(25,331)	(29,023)
Transaction costs on derivative warrant liability	-	-	54,545	-
Total (loss) income	(717,700)	(698,673)	122,535	(587,011)
(Loss) income per share	(0.95)	(0.93)	0.20	(1.00)

Note: (1) Share based payments relate to the vesting of options over the period.

Three months ended June 30, 2026

The Company had a net loss of $1,690,734 ($0.31 per share) for the three months ended June 30, 2026, compared to a net loss of $717,700 ($0.95 per share) in the three months ended June 30, 2025.

Variances within the loss items are as follows:

Consulting, wages and benefits - $157,181 (2025 - $240,532) – Consulting expenses decreased during the three months ended June 30, 2026, as less consultants were engaged during the current quarter due to a decrease in Company activity with respect to corporate development.

Investor relations - $1,265,142 (2025 - $155,859) – Investor relations expense increased during the three months ended June 30, 2026 due to increased marketing, advertising, and investor relations activities, including services provided by IR Agency LLC during the period.

Professional fees – recovery of $34,200 (2025 - $100,882). Professional fees, which consists mainly of accounting, audit and legal fees. The recovery recorded during the three months ended June 30, 2026 was primarily attributable to the reclassification of legal fees associated with equity financings from professional fees to share issue costs. Compared with the three months ended June 30, 2025, underlying professional fees decreased as a result of lower corporate activity during the current period.

Research and development - $113,932 (2025 - $186,751) – Research and development expenses decreased in the three months ended June 30, 2026 compared to the same period last year as detailed in the following table:

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The table below presents combined research and development costs for XRx-026, XRx-008, XRx-101, and XRx-225 as many of the Company’s program activities are run concurrently and in combination.

	Q2 2026	Q2 2025	Change $	Change %

Clinical trial expenses [1]	63,377	49,083	14,294	29%
Manufacturing and related process expenses [2]	-	13,554	(13,554)	(100%)
Intellectual property expenses [3]	4,412	2,060	2,352	114%
Translational science expenses [4]	-	89,984	(89,984)	(100%)
External consultants expenses [5]	46,143	32,070	14,073	44%
Total Research and development	113,932	186,751	(72,819)	(39%)

Notes:

(1)	Clinical trials expenses include those costs associated with our XRx-026, XRx-008 and XRx-101 programs. Included in clinical trials expenses are regulatory and consulting activities, contract research organization expenses, data management expenses, and other costs associated with our clinical trial programs. Clinical trial expenses increased mainly as the Company’s updating its information dossier to support an orphan drug designation from the EMA and the submission of the Type B Meeting Package to the FDA.
(2)	Manufacturing and related process expenses includes third party direct manufacturing costs, quality control testing and packaging costs. In Q2 2026, manufacturing costs primarily related to the Company's oxypurinol quality control and stability related costs.
(3)	Intellectual property expenses include legal and filing and maintenance fees associated with our patent portfolio.
(4)	Translational science expenses include various research studies conducted to expand our intellectual knowledge base related to oxypurinol and our proprietary formulations of oxypurinol, pharmacokinetic testing, non-clinical bioavailability studies, pharmacology and toxicology testing, and identifying potential licensing opportunities.
(5)	External consultants’ expenses include third party consultants engaged in the activities of research and development including chemistry, manufacturing, drug product development, regulatory, non-clinical and clinical study execution. The external consultants’ expenses are largely comparable for the three months ended June 30, 2026 to the same period in 2025.

Gain on derivative warrant liability - $nil (2025 – $149,000) – During the three months ended June 30, 2025, the gain relates to a decrease in the Company’s share price and a decrease in the remaining terms of the warrants which decrease the value of the derivative warrant liability. The warrants included in the units issued under the offering in Q1-2024 have an exercise price in CAD dollars and are considered a derivative financial liability as the exercise price is in a different currency than the functional currency of the entity. The warrants are initially recognized at fair value and subsequently remeasured at fair value with changes recognized through profit or loss.

Six months ended June 30, 2026

The Company incurred a loss of $2,499,206 ($1.66 per share) for the six months ended June 30, 2026, compared to a loss of $1,416,373 ($1.88 per share) in the six months ended June 30, 2025.

Variances within the loss items are as follows:

Consulting, wages and benefits - $352,561 (2025 - $524,447) – Consulting expenses decreased during the six months ended June 30, 2026, as less consultants were engaged during the current quarter due to a decrease in Company activity with respect to corporate development.

Investor relations - $1,360,115 (2025 - $305,902) – Investor relations expense increased during the six months ended June 30, 2026 due to increased marketing, advertising, and investor relations activities, including services provided by IR Agency LLC during the period.

Professional fees - $278,179 (2025 - $182,716). Professional fees, which consists mainly of accounting, audit and legal fees, increased during the six months ended June 30, 2026 as compared with the 2025 period, due to the Company’s increased corporate activity.

Research and development - $147,045 (2025 - $463,060) – Research and development expenses decreased in the six months ended June 30, 2026, compared to the same period last year as detailed in the following table (future expenditures will depend upon financial resources available):

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The table below presents combined research and development costs for XRx-026, XRx-008, XRx-101, and XRx-225 as many of the Company’s program activities are run concurrently and in combination.

	Q2 2026	Q2 2025	Change $	Change %

Clinical trial expenses [1]	63,377	140,523	(77,146)	(55%)
Manufacturing and related process expenses [2]	4,053	17,479	(13,426)	(77%)
Intellectual property expenses [3]	9,472	9,525	(53)	(1%)
Translational science expenses [4]	-	237,464	(237,464)	(100%)
External consultants’ expenses [5]	70,143	58,069	12,074	21%
Total Research and development	147,045	463,060	(316,015)	(68%)

Notes:

(1)	Clinical trials expenses include those costs associated with our XRx-026, XRx-008 and XRx-101 programs. Included in clinical trials expenses are regulatory and consulting activities, contract research organization expenses, data management expenses, and other costs associated with our clinical trial programs. Clinical trial expenses increased mainly as the Company’s updating its information dossier to support an orphan drug designation from the EMA and the submission of the Type B Meeting Package to the FDA.
(2)	Manufacturing and related process expenses includes third party direct manufacturing costs, quality control testing and packaging costs. In Q2 2026, manufacturing costs primarily related to the Company's oxypurinol quality control and stability related costs.
(3)	Intellectual property expenses include legal and filing and maintenance fees associated with our patent portfolio.
(4)	Translational science expenses include various research studies conducted to expand our intellectual knowledge base related to oxypurinol and our proprietary formulations of oxypurinol, pharmacokinetic testing, non-clinical bioavailability studies, pharmacology and toxicology testing, and identifying potential licensing opportunities.
(5)	External consultants’ expenses include third party consultants engaged in the activities of research and development including chemistry, manufacturing, drug product development, regulatory, non-clinical and clinical study execution. The external consultants’ expenses are largely comparable for the six months ended June 30, 2026 to the same period in 2025.

Gain on derivative warrant liability - $7,000 (2025 – $395,000) – During the six months ended June 30, 2026, the gain relates to a decrease in the Company’s share price and a decrease in the remaining terms of the warrants which decreases the value of the derivative warrant liability. The warrants included in the units issued under the offering in Q1 2024 have an exercise price in CAD dollars and are considered a derivative financial liability as the exercise price is in a different currency than the functional currency of the entity. The warrants are initially recognized at fair value and subsequently remeasured at fair value with changes recognized through profit or loss.

Comparison of cash flows for the six months ended June 30, 2026 and 2025

The Company realized a net cash inflow of $129,531 for the six months ended June 30, 2026, compared to a cash outflow of $1,410,172 for the six months ended June 30, 2025. The variances in the cash flow for the six months ended June 30, 2026, compared to June 30, 2025 were as follows:

Operating activities – Cash used in operating activities for the six months ended June 30, 2026, was $3,665,105 (2025 - $1,437,249). The cash used in operating activities was primarily due to the net loss during the period.

Investing activities – Cash used in investing activities for the six months ended June 30, 2026, was $204,039 (2025 - $25,210). The cash used was related to the acquisition of intangible assets during the period.

Financing activities – Cash provided by financing activities in the six months ended June 30, 2026, was $4,000,993 (2025 –$24,133). The cash provided was primarily related to the public offering that took place in May, raising gross proceeds of $5,000,000 through the issuance of 183,577 common shares and 2,475,997 pre-funded warrants offset by cash share issuance costs of $961,720 and payment of lease obligation of $37,287.

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LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2026, the Company had a cash balance of $994,045 and working capital of $1,757,370 as compared to a cash balance of $864,514 and working capital of $662,027 as at December 31, 2025. Working capital included a non-cash component related to derivative warrant liability of $1,000 (December 31, 2025 - $8,000). If this non-cash amount was excluded, working capital would have been $1,758,370 (December 31, 2025 – $670,027).

Although there is no certainty, management is of the opinion that additional funding for its projects and operations can be raised as needed. The Company is subject to a number of risks associated with the successful development of new products and their marketing and the conduct of its clinical studies and their results. The Company will have to finance its research and development activities and its clinical studies. To achieve the objectives in its business plan, the Company plans to raise the necessary capital and to generate revenue. The products developed by the Company will require approval from the FDA and equivalent organizations in other countries before their sale can be authorized. If the Company is unsuccessful in obtaining adequate financing in the future, corporate initiatives will be affected. The Company’s current cash burn is approximately $296,000 per month, however dependent on financing activities, the timing of expenditures will be adjusted.

USE OF FINANCING PROCEEDS

The Company will use its existing and any future cash resources to fund its operations and general corporate purposes, including further research and development, and the manufacturing of active pharmaceutical ingredients and drug product to support clinical trials and regulatory approval.

COMMITMENTS

The Company has long-term commitments that are not recognized as liabilities as at June 30, 2026 and December 31, 2025 as follows:

Employment Agreements

	June 30, 2026	December 31, 2025
	$	$
Management services – officers	321,000	321,000

The President, CEO, and a director of the Company has a long-term employment agreement with the Company. The agreement has a termination clause whereby he is entitled to the equivalent of 12 times his then current monthly salary which, as of June 30, 2026 and December 31, 2025, equated to an annual salary of $321,000.

On June 6, 2026, the Company entered into a consulting agreement with a company controlled by its Co-Chief Executive Officer to provide executive management services. The agreement provides for annual consulting fees of $240,000 and is of indefinite duration, subject to termination by either party upon 90 days' written notice. The agreement contains a change-of-control provision whereby, if a change of control occurs and the consulting agreement is terminated by the Company without cause, or by the consultant for good reason, within 18 months of the change of control, the consultant is entitled to a lump-sum payment equal to 50% of the annual consulting fee plus the greater of the most recently earned annual bonus and the target annual bonus for the year in which the change of control occurs. In addition, any unvested stock options held by the consultant immediately vest upon a change of control.

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Payments

In the normal course of business, the Company has committed to payments totaling $318,821 (December 31, 2025 - $131,199) related to its clinical trial, and manufacturing, activities, and other regular business activities excluding management and director compensation which are expected to occur over the next 12 months.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

All related party transactions were measured at fair value. All amounts due from/payable to related parties are unsecured, non-interest bearing and have no fixed terms of repayment.

During the six months ended June 30, 2026 and 2025, the Company incurred the following transactions with related parties:

a)	Wages and benefits and professional fees were paid or accrued to Allen Davidoff, the Chief Executive Officer (“CEO”), in the amount of $165,116 (2025 - $164,394).

b)	Fees were paid or accrued to Michael Bumby, the Chief Financial Officer (“CFO”) of the Company in the amount of $81,523 (2025 - $79,895).

c)	Research and development fees were paid or accrued to Haworth Biopharmaceutical Consulting Services Inc., a company owned by Stephen Haworth, the Chief Medical Officer (“CMO”) of the Company in the amount of $48,000 (2025 - $48,000).

d)	Consulting fees were paid or accrued to Stacy Evans, the Chief Business Officer (“CBO”) of the Company in the amount of $12,500 (2025 - $75,000).

e)	Directors’ fees were paid or accrued to the directors of the Company in the amount of $116,495 (2025 - $105,154). The amount includes director fees payment of $61,759 for the six months ended June 30, 2026 (2025 - $66,446) to Anthony Giovinazzo, Chairman of the Company.

f)	As at June 30, 2026, $39,019 (December 31, 2025 - $10,730) was payable to directors of the Company, $27,709 (December 31, 2025 - $28,044) was payable and accrued to the CFO of the Company for CFO services, $64,000 (December 31, 2025 - $16,000) was payable and accrued to the CMO of the Company for consulting services, and $25,000 (December 31, 2025 - $37,500) was payable and accrued to the CBO of the Company for consulting services. The balances are unsecured, non-interest bearing, and have no fixed terms of repayment.

g)	Management and directors’ compensation transactions for the six months ended June 30, 2026 and 2025 are summarized as follows:

	Management Compensation	Directors’ fees	Share-based payments	Total
	$	$	$	$
Six months ended June 30, 2025
Directors and officers	367,289	105,154	8,958	481,401

Six months ended June 30, 2026
Directors and officers	307,139	116,495	8,030	431,664

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FINANCIAL AND CAPITAL RISK MANAGEMENT

The Company’s financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, lease obligation and derivative warrant liability. The fair values of cash and accounts payable and accrued liabilities approximate their carrying values at June 30, 2026, due to their short-term nature.

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include foreign currency risk, interest rate risk, market risk, credit risk, and liquidity risk. Where material, these risks are reviewed and monitored by the Board of Directors

There have been no changes in any risk management policies since December 31, 2025.

Capital Management

The Company defines the capital that it manages as shareholders’ equity. The Company manages its capital structure in order to have funds available to support its research and development and sustain the future development of the business. When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to achieve optimal returns for its shareholders and to provide benefits for its other stakeholders. Management adjusts the capital structure as necessary in order to support its activities.

The Company includes the following items in its managed capital as at the following periods:

Equity is comprised of:	June 30, 2026	December 31 2025
	$	$
Share capital	21,009,877	20,183,547
Reserves	11,999,972	5,778,074
Accumulated other comprehensive loss	(52,605)	(52,605)
Deficit	(26,323,763)	(23,824,557)

Since inception, the Company’s objective in managing capital is to ensure sufficient liquidity to finance its research and development activities, general and administrative expenses, expenses associated with intellectual property protection and its overall capital expenditures. There were no changes during the six months ended June 30, 2026. The Company is not exposed to external requirements by regulatory agencies regarding its capital.

OUTSTANDING SHARE DATA

The Company has an unlimited number of unauthorized common shares without par value.

Type of Security	Common shares
As of August 13, 2026	(number)
Issued and outstanding	1,816,565
Pre-funded warrants	3,082,147
Stock options	16,541
Share purchase warrants	661,976
Fully diluted shares outstanding	5,577,228

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RISKS RELATED TO THE BUSINESS

An investment in the Company is speculative and involves a high degree of risk. Accordingly, prospective investors should carefully consider the specific risk factors set out below, in addition to the other information contained in this MD&A, before making any decision to invest in the Company. The directors and officers of the Company consider the following risks and other factors to be the most significant for potential investors in the Company, but the risks listed do not necessarily comprise all those associated with an investment in the Company and are not set out in any particular order of priority. Additional risks and uncertainties not currently known to the Company’s directors and officers may also have an adverse effect on the Company’s business. If any of the following risks actually occur, the Company’s business, financial condition, capital resources, results or future operations could be materially adversely affected. In such a case, the price of the common shares could decline, and investors may lose all or part of their investments.

For additional discussion on XORTX’s risks, refer to the “Risk Factors” section of the Company’s Annual Information Form and the Form 20-F for the year ended December 31, 2025, as well as to the “Forward Looking Statements” section of this MD&A.

Speculative Nature of Investment Risk

An investment in the common shares of the Company carries a high degree of risk and should be considered as a speculative investment by purchasers. The Company has limited cash reserves, a limited operating history, has not paid dividends, and is unlikely to pay dividends in the near future. The Company’s programs are in the development stage. Operations are not yet sufficiently established such that the Company can mitigate the risks associated with its planned activities.

Limited Operating History

The Company does not currently generate revenue from the sale of products. The Company is therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources. There is no assurance that the Company will be successful in achieving a return on shareholders’ investments and its likelihood of success must be considered in light of the early stage of its operations.

Negative Cash Flow for the Foreseeable Future

The Company has no history of earnings or cash flow from operations. The Company does not expect to generate material revenue or achieve self-sustaining operations for several years, if at all. To the extent that the Company will have negative cash flow in future periods, it will need to allocate a portion of its cash reserves to fund such negative cash flow.

Reliance on Management

The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of its management. While employment agreements are customarily used as a primary method of retaining the services of key employees, those agreements cannot assure the continued services of such employees. Any loss of the services of such individuals could have a material adverse effect on the Company’s business, operating results and/or financial condition.

Clinical trials for potential drug candidates are expensive and time consuming, and their outcomes are uncertain.

Before the Company can obtain regulatory approval for the commercial sale of any drug candidate or attract major pharmaceutical companies with which to collaborate, it will be required to complete extensive clinical trials to demonstrate the safety and efficacy of its drug candidates. Clinical trials are expensive and are difficult to design and implement. The clinical trial process is time-consuming and can often be subject to unexpected delays. These delays relate to various causes, including but not limited to: inability to manufacture or obtain sufficient quantities of materials for use in clinical trials; delays arising from collaborative partnerships; delays in obtaining regulatory approvals to commence a study, or government intervention to suspend or terminate a study; delays, suspensions or termination of clinical trials by the applicable institutional review board or independent ethics board responsible for overseeing the study to protect research subjects; delays in identifying and reaching agreement on acceptable terms with prospective clinical trial sites; slow rates of patient recruitment and enrollment; uncertain dosing issues; inability or unwillingness of medical investigators to follow clinical protocols; variability in the number and types of subjects available for each study and resulting difficulties in identifying and enrolling subjects who meet trial eligibility criteria; scheduling conflicts; difficulty in maintaining contact with subjects after treatment resulting in incomplete data; unforeseen safety issues or side effects; lack of efficacy during clinical trials; reliance on clinical research organizations to efficiently and properly conduct clinical trials in accord with contracted arrangements and regulations or other regulatory delays.

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Risks Related to Food and Drug Administration (FDA) Approval

In the United States, the FDA regulates the approval of therapeutics and the FDA notification and approval process requires substantial time, effort and financial resources to navigate. The Company cannot be certain that any approvals for its products will be granted on a timely basis, if at all. Other jurisdictions outside of the US have similar government regulatory bodies and requirements that the Company must meet prior to selling products in those jurisdictions.

The Company faces risks, expenses, shifts, changes and difficulties as do all companies whose businesses are regulated by various federal, state and local governments. The regulatory environment is ever changing particularly under the current US administration, the full impact of which is not yet understood. Changing regulations and any failure to follow applicable regulatory requirements will have a materially negative impact on the business of the Company. Furthermore, future changes in legislation cannot be predicted and could irreparably harm the business of the Company.

Intellectual Property Rights

The Company could be adversely affected if it does not adequately protect its intellectual property. The Company regards its marks, rights, and trade secrets and other intellectual property as critical to its success. To protect its investments and the Company’s intellectual property, it may rely on a combination of patents, trademark and copyright law, trade secret protection and confidentiality agreements and other contractual arrangements with its employees, clients, strategic partners, acquisition targets and others. There can be no assurance that the steps taken by the Company to protect its Intellectual Property will be adequate or that third parties will not infringe or misappropriate the Company’s copyrights, trademarks and similar proprietary rights, or that the Company will be able to detect unauthorized use of its Intellectual Property and take appropriate steps to enforce its rights. In addition, although the Company believes that its Intellectual Property does not infringe on the intellectual property rights of others, there can be no assurance that other parties will not assert infringement claims against the Company. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

The Company will rely on trade secrets to protect technology where it does not believe patent protection is appropriate or obtainable. Trade secrets are difficult to protect. While commercially reasonable efforts to protect trade secrets will be used, strategic partners, employees, consultants, contractors or scientific and other advisors may unintentionally or willfully disclose information to competitors.

If the Company is not able to defend patents or trade secrets, then it will not be able to exclude competitors from developing or marketing competing products, and the Company may not generate enough revenue from product sales to justify the cost of development of those products and to achieve or maintain profitability.

The results of preclinical and non-pivotal clinical trials are not necessarily predictive of future favorable results.

Preclinical tests and early clinical trials are primarily designed to test the safety and to understand the side effects of drug candidates and to explore efficacy at various doses and schedules. Success in preclinical or animal studies and early clinical trials does not ensure that later large-scale efficacy trials will be successful nor does it predict final results. Favorable results in early trials may not be repeated in later ones.

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Difficulty to Forecast

The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources. A failure in the demand for its products to materialize as a result of competition, technological change, or other factors could have a materially adverse effect on the business, results of operations and financial condition of the Company.

Litigation

The Company may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company becomes involved be determined against the Company, such a decision could adversely affect the Company’s ability to continue operating and could adversely affect the market price of the Company’s common shares. Even if the Company is involved in litigation and wins, litigation can redirect significant Company resources.

Commercial success of the Company will depend in part on not infringing the patents and proprietary rights of other parties, and on enforcing its own patents and proprietary rights against others. The Company’s research and development programs are in highly competitive fields in which numerous third parties have issued patents and pending patent applications with claims closely related to the subject matter of the Company’s programs. The Company is not currently aware of any Intellectual Property related litigation or other proceedings or claims by third parties regarding its technologies or methods.

While it is the practice of the Company to undertake pre-filing searches and analyses of developing technologies, it cannot guarantee that it has identified every patent or patent application that may be relevant to the research, development, or commercialization of its products. Moreover, it cannot assure that third parties will not assert invalid, erroneous, or frivolous patent infringement claims.

Uninsurable Risks

The business of the Company may not be insurable or, insurance may not be purchased due to high cost. Should non-insured liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the Company.

The market price of the Company’s common shares may be subject to wide fluctuations.

The market price of the Company’s common shares may be subject to wide fluctuations in response to many factors, including variability in the operating results of the Company, divergence in financial results from analysts’ expectations, changes in earnings estimates by stock market analysts, changes in the business prospects of the Company, general economic conditions, legislative changes, and other events and factors outside of the Company’s control. In addition, stock markets have from time-to-time experienced extreme price and volume fluctuations, which, as well as general economic and political conditions, could adversely affect the market price of the Company’s common shares.

Dividends

The Company has no earnings or dividend record and does not anticipate paying any dividends on the common shares in the foreseeable future.

Dilution

The financial risk of the Company’s future activities will be borne to a significant degree by purchasers of common shares. If the Company issues common shares from its treasury for financing purposes, purchasers will suffer additional dilution and control of the Company could change.

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Rapid Technological Change

The business of the Company is subject to rapid technological changes. Failure to keep up with such changes may adversely affect the business of the Company. The Company is subject to the risks of companies operating in the medical and healthcare business. The market in which the Company competes is characterized by rapidly changing technology, evolving industry standards, frequent new service and product announcements, introductions and enhancements, and changing customer demands. As a result, an investment in shares of the Company is highly speculative and is only suitable for investors who recognize the high risks involved and can afford a total loss of their investment.

Risks Associated with Acquisitions

If appropriate opportunities present themselves, the Company may acquire businesses, technologies, services or products that the Company believes are strategic. The Company currently has no understandings, commitments or agreements with respect to any other material acquisition and no other material acquisition is currently being pursued. There can be no assurance that the Company will be able to identify, negotiate or finance future acquisitions successfully, or to integrate such acquisitions with its current business. The process of integrating an acquired business, technology, service or product into the Company may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of the Company’s business. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company’s business, results of operations and financial condition. Any such future acquisitions of other businesses, technologies, services or products might require the Company to obtain additional equity or debt financing, which might not be available on terms favorable to the Company, or at all, and such financing, if available, might be dilutive.

Economic Environment

The Company’s operations could be affected by the economic environment should the unemployment level, interest rates or inflation reach levels that influence consumer trends and consequently, impact the Company’s future sales and profitability.

Global Economy Risk

The ongoing economic problems and downturn of global capital markets has generally made the raising of capital by equity or debt financing more difficult. Access to financing has been negatively impacted by the ongoing global economic risks. As such, the Company is subject to liquidity risks in meeting its development and future operating cost requirements. These factors may impact the Company’s ability to raise equity or obtain loans and other credit facilities in the future and on terms favorable to the Company. If uncertain market conditions persist, the Company’s ability to raise capital could be jeopardized which could have an adverse impact on the Company’s operations and the trading price of the Company’s common shares.

International Conflict

The continued impacts from the Russian invasion of Ukraine, the collapse of financial institutions such as the Silicon Valley Bank, the political and economic uncertainty under the new Trump administration in the U.S., and the resulting inflation and interest rate measures experienced globally, as well as the effects of certain countermeasures taken by central banks may adversely affect the Company. In particular, there continues to exist significant uncertainty about the future relationship between the US and other countries (including Canada) with respect to trade policies, treaties and tariffs and global stock markets have experienced great volatility. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between the impacted nations and the US. Any of these factors may have a negative impact on the global or Canadian economy, and on the Company’s business, financial condition, and results of operations.

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Financial Risk Exposures

The Company may have financial risk exposure to varying degrees relating to the currency of each of the countries where it operates. The level of the financial risk exposure related to currency and exchange rate fluctuations will depend on the Company’s ability to hedge such risk or other protection mechanisms.

Attracting and keeping senior management and key scientific personnel

The success of the Company depends on the continued ability to attract, retain, and motivate highly qualified management, clinical, and scientific personnel and to develop and maintain important relationships with leading academic institutions, companies, and thought leaders. Allen Davidoff, the Company’s CEO, exercises significant control over the day-to-day affairs of the Company. The Company depends on Dr. Davidoff to engage with third parties and contractors to operate the business.

SEGMENT REPORTING

We view our operations and manage our business in one segment, which is the development and commercialization of biopharmaceuticals, initially focused on the treatment of gout and progressive kidney disease.

TREND INFORMATION

Other than as disclosed elsewhere, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The Company’s management is responsible for the presentation and preparation of the financial statements and the MD&A. The MD&A has been prepared in accordance with the requirements of securities regulators, including National Instrument 51-102 of the Canadian Securities Administrators.

The financial statements and information in the MD&A necessarily include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the financial information, we must interpret the requirements described above, make determinations as to the relevancy of information included, and make estimates and assumptions that affect reported information. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as anticipated.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings, or other reports filed or submitted by it under securities legislation is recorded, processed, summarized, and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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Internal controls over financial reporting

Management designs and implements internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.

The Company's internal controls over financial reporting include policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposition of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with the authorization of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

As at June 30, 2026, there has not been any material change to disclosure controls and procedures and internal controls over financial reporting for the period other than the weakness mitigating steps discussed below. Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures and internal controls over financial reporting. As of June 30, 2026, the Chief Executive Officers and Chief Financial Officer evaluated the effectiveness of the Company's disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR) and determined they were not effective due to the existence of a material weakness in the period end closing process and related management review controls. While the Company has implemented enhanced control activities to remediate previously identified material weaknesses, such remedial activities have been determined to not yet be operating effectively. The Company is committed to the continuous development of processes to address new weaknesses and mitigate any associated risks moving forward. Readers of this MD&A and associated financial statements should take this into consideration. A material weakness is a deficiency or a combination of control deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. Because of their inherent limitations, internal controls over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The control framework used to evaluate the effectiveness of the design and operation of the Company's internal controls over financial reporting is the 2013 Internal Control – Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission.

Changes in Internal Control Over Financial Reporting

There has been no change in the Company's design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting during the period covered by this MD&A, other than the work done to address the identified material weaknesses as discussed above.

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